MMC ENERGY, INC.
26 Broadway, Suite 907
New York, New York 10004

July 3, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
attn: John Fieldsend

RE:	MMC Energy, Inc. Registration Statement on Form SB-2 File No. 333-141924

MMC Energy, Inc., a Delaware corporation (the "Registrant"), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw its amendment to Registration Statement on Form SB-2 (Registration No. 333-141924), filed on July 3, 2007 (the “Amendment").

The Registrant is requesting the withdrawal of the Amendment because the Amendment was improperly given the filing tag of SB-2/A rather than POS AM and therefore was filed as a pre-effective amendment to the Registration Statement on Form SB-2 (Registration No. 333-141924) rather than as a post-effective amendment to such registration statement. The Registrant will re-file the Amendment with a POS AM filing tag promptly after the filing of this Form RW. The Registrant is not terminating its Registration Statement. None of the Registrant's securities were sold pursuant to the Amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Post-Effective Amendment be issued by the Securities and Exchange Commission as soon as reasonably possible.

Very truly yours,

MMC ENERGY, INC.

By:	/s/ Denis Gagnon
Denis Gagnon
Chief Financial Officer